_________________________________________________________________
              SECURITIES AND EXCHANGE COMMISSION

                    Washington D.C.  20549
                ______________________________

                        FORM 12b-25

                 NOTIFICATION OF LATE FILING

                         (Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  June 30, 1995           SEC File Number 0-18048
[ ] Transition Report on Form 10-K        CUSIP Number 783942 10 5
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

__________________________________________________________________
PART I - REGISTRANT INFORMATION

                    SA TELECOMMUNICATIONS, INC.
                     (Full Name of Registrant)

                      1912 Avenue K, Suite 100
               (Address of Principal Executive Office)

Plano, Texas                                        75074
(City and State)                                  (Zip Code)

Registrant's telephone number including Area Code:  (214) 516-0662
__________________________________________________________________
PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached, if applicable.

__________________________________________________________________
PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

                    SEE ATTACHMENT III.
__________________________________________________________________
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       J. DAVID DARNELL            (214)             516-0662
             (Name)             (Area Code)     (Telephone Number)
__________________________________________________________________

(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?          [X]  Yes    [ ]  No
__________________________________________________________________

(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                                 [X]  Yes    [ ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                              See Attachment IV(3)


                     SA TELECOMMUNICATIONS, INC.
            (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1995
                    By:  J. David Darnell, Vice President-Finance
                         and Chief Financial Officer

                             ATTENTION
Intentional misstatements or omissions constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                           ATTACHMENT III
                                 TO
                     NOTIFICATION OF LATE FILING
                            OF FORM 10-QSB
               FOR FISCAL QUARTER ENDED JUNE 30, 1995



     The Registrant was unable to file its Quarterly Report on Form 10-QSB for its fiscal quarter ended June 30, 1995 on August 14, 1995, because, among other reasons, the Registrant consummated the acquisition of U.S. Communications, Inc., a Texas corporation, on July 31, 1995 and, as of August 14, 1995, management of the Registrant and its professional advisors had not completed the analysis and accounting required in connection with this transaction.

                      ATTACHMENT IV(3)
                             TO
                 NOTIFICATION OF LATE FILING
                       OF FORM 10-QSB
           FOR FISCAL QUARTER ENDED JUNE 30, 1995


     Effective June 1, 1995, the Registrant acquired all of the outstanding common stock of U.S. Communications, Inc., a domestic interexchange carrier, located in Levelland, Texas ("USC"). The acquisition was accounted for as a purchase whereby the excess purchase price over net assets acquired is expected to be recorded based upon the fair values of assets acquired and liabilities assumed. The Registrant's consolidated statements of operations for the three months and six months ended June 30, 1995 include the results of operations of USC since June 1, 1995. Management of the Registrant expects that, because of the USC acquisition, the Registrant's consolidated operating revenues and consolidated operating expenses for the month of June 1995 will increase by approximately $1.7 million respectively.